

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2015

Via e-mail
Stephen W. Theriot
Chief Financial Officer
Vornado Realty Trust
888 Seventh Avenue
New York, NY 10019

      Re: **Vornado Realty Trust**
             Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2014
             Filed February 17, 2015 and March 27, 2015
             File No. 1-11954
             Vornado Realty LP
             Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2014
             Filed February 23, 2015 and March 27, 2015
             File No. 1-34482

Dear Mr. Theriot:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Daniel L. Gordon

                    Daniel L. Gordon
                    Senior Assistant Chief Accountant